FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August 2014

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English translation of Immediate Report filed with the Israeli Securities Authority on August 24, 2014

1. We hereby announce that on August 24, 2014 it was decided to pay a dividend in respect of the Company's shares.

2. The amount of the dividend to be paid is $110,000,000.

3. The balance of the Company's profits as defined in Section 302 of the Israel Companies Law, 1999 following the distribution reported herein, amounts to $10,967,000.

4. The approval procedure of the dividend distribution: Board of directors' resolution dated August 24, 2014.

This distribution did not require the court's approval in accordance with Section 303 of the Israel Companies Law, 1999.

5. The record date: September 8, 2014. The Ex-Dividend Date: September 8, 2014. The payable date: September 22, 2014.

6. Payment details:

Tax on the dividend is not withheld outside of Israel.

Eligible security no.	Security name	Dividend amount per share	Dividend amount currency	Payment currency	Exchange rate date for payment	Taxation of individual holders %	Taxation of corporate holders %
749077	Ordinary shares	3.69825	U.S. dollar	NIS	September 19, 2014	25	0

I. The rates of the tax to be withheld from the dividend payment are as follows: from Israeli resident individual holders – 25%, unless authorization of another rate is provided to the Company in advance; from Israeli resident corporate holders – 0%; from non-Israeli resident holders – 25%, subject to double taxation treaties.

II. The currency of the dividend payment to the Company's U.S. shareholders is the U.S. dollar.

The dividend amount per security is final.

7. Composition of the dividend's sources:

	% of dividend	Individual holders	Corporate holders	Foreign holders
Income subject to corporate tax *	100	25%	0%	25%

* Income subject to corporate tax – income from dividend or profits distribution accrued or derived from sources in Israel, which were received directly or indirectly from a corporation subject to corporate tax.

8. Number of the Company's dormant securities non-eligible for dividend payment, in respect of which a dividend payment waiver must be provided: 0

9. The dividend distribution's impact on convertible securities: The Company does not have any outstanding convertible securities.

10. Additional details in connection with the dividend distribution pursuant to the Israel Security Authority's directive according to section 36A of the Israel Securities Law regarding "Disclosure upon Dividend Distribution":

The following are details regarding the board of directors' reasons, including the examinations conducted in connection with the decision reached to distribute the dividend:

1.
The Company's board of directors examined the Company's fulfillment of "the profit criterion" and "the ability to pay criterion" as defined in section 302(a) of the Israel Companies Law, 1999, and following this examination confirmed the Company's fulfillment of these criteria in relation to the said dividend distribution, as detailed below.

2.
With regard to fulfillment of the profit criterion, the board of directors approved the said dividend distribution based on the Company's surplus accumulated over the past two years ended on June 30, 2014 ($120.9 million) which exceeds the dividend amount.

3.
With regard to fulfillment of the ability to pay criterion, the board of directors considered the following issues, in relation to the Company's financial position, including its capital structure, absence of financial leverage, liquidity status, investment plans, its ability to continue operating under its current mode of operation and the cash balance that will remain in the Company after the distribution of the dividend:

a.
Data regarding the Company's financial position, including data regarding the Company's liquid balances as of August 24, 2014 (non-consolidated cash and cash equivalents amount to approximately $208 million), and the cash balance that will remain in the Company after the distribution.

b.	The Company's anticipated future cash flows, until and including December 31, 2016, taking into account, among others, estimates regarding current expenses and anticipated investments.

c.	The degree of the Company's financial leverage (shareholders' equity to total assets ratio of approximately 98% as of June 30, 2014).

d.	On the basis of an examination of the above issues, the board of directors determined that the Company fulfills the ability to pay criterion with regard to the said dividend distribution.

4.
In light of all of the above, the Company's board of directors is of the view that the distribution of the dividend fulfills the distribution tests, that is: that the distribution is of the Company's profits (as defined in section 302(B) of the Israel Companies Law) and that there is no reasonable concern that the distribution will deprive the Company of its ability to pay its existing and anticipated debts as and when due.

5.
The Company has generated cash reserves in high amounts which are not required for the purpose of its current activities under its current mode of operations, as a result of the transaction whereby the Company and its subsidiary, R.D.C. Rafael Development Corporation Ltd. sold their holdings in Given Imaging Ltd.

6.
The board of directors further determined that the said dividend distribution is the proper and acceptable means to enable the Company's shareholders to share in the Company's profits and its positive operating results.

The anticipated data and estimates set forth in paragraph 3 above constitute forward-looking information, as defined in the Israel Securities Law, 1968, that is based on an analysis of the data detailed in paragraph 3 above conducted by the Company. These anticipations and estimates may not be realized, in whole or in part, or they may be realized in a materially different manner from that anticipated, due, among other things, to: changes in capital market conditions, changes in venture capital industry conditions, changes in exchange rates and interest rates, political and national security-related changes, regulatory changes; which may affect the operations of the Company and its group companies, conditions of the different markets in which the Company's group companies operate, and liability exposure related to representations made and proceeds held in escrow in the course of exit transactions effected by the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By:	/s/Yaron Elad
Yaron Elad
VP & CFO

Dated:  August 24, 2014